Exhibit 99

NEWS RELEASE

SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES

Calgary, Alberta (January 13, 2020) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared dividends for the three-month period ended March 31, 2020 of $0.17444 per Cumulative Redeemable Rate Reset Class 2 Preferred Share, Series A (“Series A Shares”) and $0.22825 per Cumulative Redeemable Floating Rate Class 2 Preferred Share, Series B (“Series B Shares”), payable on March 31, 2020 to holders of record at the close of business on March 13, 2020.

The Series A Shares and Series B Shares are listed on the Toronto Stock Exchange under the respective ticker symbols SJR.PR.A and SJR.PR.B.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive this dividend unless they are holders of record on the record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca